                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               MOORE PRODUCTS CO.
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   615836-103
                                 (CUSIP Number)

                               KENNETH R. MEYERS
                              SIEMENS CORPORATION
                          1301 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10019
                                 (212) 258-4000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a Copy to:

                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA  19103
                                 (215) 994-4000

                                January 16, 2000
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


===============================================================================
  CUSIP NO. 615836-103                                     Page 1 of 13 Pages
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      SIEMENS ENERGY & AUTOMATION, INC.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
    REPORTING
      PERSON
       WITH               47.2%**
                   ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          51.5%**
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51.5%**

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.5%**
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

      ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement dated January 16, 2000, by and among Siemens Energy & Automation, Inc., Malibu Acquisition Corp. and certain stockholders of Moore Products Co.

                                  SCHEDULE 13D


===============================================================================
  CUSIP NO. 615836-103                                     Page 3 of 13 Pages
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      SIEMENS AKTIENGESELLSCHAFT
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      THE FEDERAL REPUBLIC OF GERMANY
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
    REPORTING
      PERSON
       WITH               47.2%**
                   ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          51.5%**
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51.5%**

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.5%**
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

      ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement dated January 16, 2000, by and among Siemens Energy & Automation, Inc., Malibu Acquisition Corp. and certain stockholders of Moore Products Co.

                                  SCHEDULE 13D


===============================================================================
  CUSIP NO. 615836-103                                     Page 5 of 13 Pages
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      MALIBU ACQUISITION CORP.

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      PENNSYLVANIA
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
    REPORTING
      PERSON
       WITH               47.2%**
                   ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0
                   ------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER

                          51.5%**
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51.5%**

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.5%**
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

      ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement dated January 16, 2000, by and among Siemens Energy & Automation, Inc., Malibu Acquisition Corp. and certain stockholders of Moore Products Co.

                                  SCHEDULE 13D

          This statement on Schedule 13D (this "Statement") relates to the offer by Malibu Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a direct wholly owned subsidiary of Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Moore Products Co., a Pennsylvania corporation (the "Company"), at a price of $54.71 per share of Common Stock, net to the seller in cash, without interest thereon (the "Common Stock Price"), and (ii) all of the outstanding shares of preferred stock, par value $1.00 per share (the "Preferred Stock" and, together with the Common Stock, the "Securities"), at a price of $21.88 per share of Preferred Stock, net to the seller in cash, without interest thereon (the "Preferred Stock Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (2), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (3) (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 1.        SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to shares of the common stock, par value $1.00 per share, of Moore Products Co. (the "Company"), a Pennsylvania corporation, with its principal executive offices at 1201 Sumneytown Pike, Spring House, PA 19477-0900. The information set forth in the "Introduction" of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 2.        IDENTITY AND BACKGROUND.

          This Statement is being filed by Siemens AG, Purchaser and Parent.
The information set forth in the "Introduction," "Certain Information Concerning Siemens AG, Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each member of the Supervisory Board or Board of Management and each executive officer of Siemens AG and each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

          During the last five years, none of Siemens AG, Purchaser or Parent or, to the best knowledge of Siemens AG, Purchaser and Parent, any of the persons referred to in Schedule I (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in the "Introduction" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.        PURPOSE OF TRANSACTION.

          The information set forth in the "Introduction," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Common Stock; Stock Quotation; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the "Introduction," "Certain Information Concerning Siemens AG, Parent and Purchaser," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in the "Introduction," "Sources and Amount of Funds," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

(1)  Filing Agreement, dated January 21, 2000.

(2)  Offer to Purchase, dated January 21, 2000.*

(3)  Letter of Transmittal to Tender Shares of Common Stock and Preferred
     Stock.*

(4)  Notice of Guaranteed Delivery.*

(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)  Summary Advertisement.*

(9)  Press Release dated January 17, 2000.*

(10) Press Release dated January 21, 2000.*

(11) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.*

(12) Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.*

(13) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.*

(14) Employee Benefit and Severance Principles Adopted by the Company's Board of Directors (incorporated by reference to the Schedule 14D-1 filed the date hereof by the Company).

* Incorporated by reference to the Schedule 14D-1 filed the date hereof by the Parent and Purchaser.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  January 21, 2000

                                      SIEMENS AKTIENGESELLSCHAFT


                                      By: /s/ Dr. Inge Preuss
                                          ------------------------------------
                                          Name:  Dr. Inge Preuss
                                          Title:  Prokurist


                                      By: /s/ Juergen Werth
                                          ------------------------------------
                                          Name:  Juergen Werth
                                          Title:  Prokurist


                                      SIEMENS ENERGY & AUTOMATION, INC.


                                      By: /s/ Thomas J Malott
                                          ------------------------------------
                                          Name:  Thomas J Malott
                                          Title:  President and CEO


                                      MALIBU ACQUISITION CORP.


                                      By: /s/ Gary K. Gabriel
                                          ------------------------------------
                                          Name:  Gary K. Gabriel
                                          Title:  Treasurer

                                 EXHIBIT INDEX

No.  Description
---  -----------

(1)  Filing Agreement, dated January 21, 2000.

(2)  Offer to Purchase, dated January 21, 2000.*

(3)  Letter of Transmittal to Tender Shares of Common Stock and Preferred
     Stock.*

(4)  Notice of Guaranteed Delivery.*

(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)  Summary Advertisement.*

(9)  Press Release dated January 17, 2000.*

(10) Press Release dated January 21, 2000.*

(11) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.*

(12) Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.*

(13) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.*

(14) Employee Benefit and Insurance Principles Adopted by the Company's Board of Investors (Incorporated by reference to the Schedule 14D-9 filed the date hereof by the Company).

* Incorporated by reference to the Schedule 14D-1 filed the date hereof by the Parent and Purchaser.


                                     -12-